

November 2, 2012

<u>Via Email</u>
Mr. Bradley C. Almond
Chief Financial Officer
Cambium Learning Group, Inc.
17855 North Dallas Parkway, Suite 400
Dallas, Texas 75287

> **Re: Cambium Learning Group, Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed March 15, 2012**
> **Response dated October 26, 2012**
> **File No. 001-34575**

Dear Mr. Almond:

We have reviewed your response to our comment letter dated October 18, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Annual Report on Form 10-K for the year ended December 31, 2011</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22</u>
<u>Non-GAAP Measures, page 35</u>

1. We note your response to our prior comment number two but do not believe you have fully addressed our concerns. While your current presentation and disclosure of the non-GAAP financial measure, Adjusted EBITDA, complies with requirements under Item 10(e)(1)(i) of Regulation S-K, your presentation and disclosure for the non-GAAP financial measures, Adjusted Net Revenues and Adjusted Deferred Revenues do not. For each non-GAAP financial measure presented, you are required to provide the information outlined in Item 10(e)(1)(i) of Regulation S-K relative to that non-GAAP financial

measure. Please confirm your understanding in your next response and that you will revise your disclosure to comply with the requirements of Item 10(e)(1)(i)(c) and (d) of Regulation S-K, accordingly.

Financial Statements, page 45
Notes to the Consolidated Financial Statements, page 52
Note 13 – Fair Value Measurements, page 9

2. We note your response and proposed disclosure in response to our prior comment seven. Please revise to include your presentation of nonrecurring fair value measurements in a tabular format in accordance with ASC 820-10-50-8.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief